==============================================================================


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13A-16 15D-16 OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                              Dated: May 19, 2006

                       Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)

     Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                   (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes  [X]                   No   [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.

==============================================================================

                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   May 19, 2006                          By: /s/ Karen L. Dunfee
                                                  ------------------------
                                                  Karen L. Dunfee
                                                  Corporate Secretary

             [GRAPHIC OMITTED]                   |        [GRAPHIC OMITTED]
             [LOGO - FORDING]                    |     [LOGO - TECKCOMINCO]
                  CANADIAN COAL TRUST]           |----------------------------
                                                 |

                                                         EXTERNAL NEWS RELEASE
                                                                      06-16-TC


FOR IMMEDIATE RELEASE:     May 19, 2006

             TECK COMINCO AND FORDING CANADIAN COAL TRUST ANNOUNCE NEW PRESIDENT AND CEO OF ELK VALLEY COAL PARTNERSHIP

Vancouver, B. C. -- Donald R. Lindsay, President and Chief Executive Officer of Teck Cominco Limited and Michael A. Grandin, Chairman and Chief Executive Officer of Fording Canadian Coal Trust are pleased to announce that Mr. Boyd Payne will join Elk Valley Coal Partnership as President and Chief Executive Officer. Mr. Payne will replace Mr. Jim Popowich who will be retiring once a date for Mr. Payne to assume his new duties has been determined.

Mr. Payne was most recently Vice President, Marketing for BHP Billiton Mitsubishi Alliance (BMA). Prior to joining BMA, Mr. Payne was Vice President, Marketing for Fording Coal Limited, whose metallurgical coal operations were acquired by Elk Valley Coal in 2003. Mr. Payne also held several senior positions with Manalta Coal Ltd., including Vice President, Marketing and General Manager of Gregg River Resources Ltd. He holds a Bachelor of Science degree in Chemistry from the University of Victoria.

"We are delighted that Boyd Payne is joining Elk Valley Coal and welcome him to the Elk Valley Coal executive team," said Mr. Lindsay. Mr. Grandin said that the Trustees are very pleased by Mr. Payne's appointment. "Boyd brings a wealth of international experience to Elk Valley Coal," Mr. Grandin stated.

Mr. Lindsay also announces the upcoming retirement of Jim Popowich as President & Chief Executive Officer following 37 years of service with Elk Valley Coal and its predecessors. "Jim has served Elk Valley Coal and its predecessors with distinction" Mr. Lindsay said. "Over the past three years, he has provided valuable leadership in integrating the operations of Elk Valley Coal into a world class mining company. We wish him a long and happy retirement."

Mr. Grandin stated that Jim Popowich will continue to serve as President of the Trust to ensure a smooth transition in leadership. "It is anticipated Mr. Payne will assume these responsibilities from Mr. Popowich at an appropriate time," he said.

Earlier this week, Jim Popowich was named President Elect of the Canadian Institute on Mining, Metallurgy and Petroleum. "I want to use part of my retirement to give back to an industry that has given so much to me over my career" Mr. Popowich said.

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TEK.MV.A and TEK.SV.B. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

CONTACT:    David Parker
            Director, Corporate Affairs & Sustainability
            604.687.1117

Fording Canadian Coal Trust is an open-ended mutual fund trust. Through investments in metallurgical coal and industrial minerals mining and processing operations, the Trust makes quarterly cash distributions to unitholders. The Trust, through its wholly owned subsidiaries, holds a 60% interest in the Elk Valley Coal Partnership and is a leading producer of the industrial mineral wollastonite. Elk Valley Coal, comprised of Canada's senior metallurgical coal mining properties, is the world's second largest exporter of metallurgical coal, supplying high-quality coal products to the international steel industry. The Trust's shares are traded on the Toronto Stock Exchange under the ticker symbol FDG.UN and on the New York Stock Exchange under the symbol FDG.



CONTACT:   Paul Armstrong                 Catherine Hart
           Director, Investor Relations   Investor Relations Analyst
           Ph: 403-260-5215               Ph: 403-260-9817

           Email:  investors@fording.ca
           Website:  www.fording.ca



                                     - 30 -